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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            FORTE COMPUTER EASY, INC.
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                   205072 10 1
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

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CUSIP NO. 205072 10 1                        PAGE    2    OF    6    PAGES
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   1  NAMES OF REPORTING PERSONS                               FRANK J. AMEDIA
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS          ###-##-####


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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) /X/



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   3  SEC USE ONLY



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   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

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        NUMBER OF             5      SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY         -----------------------------------------------------
           EACH               6      SHARED VOTING POWER
         REPORTING                   33,268,939
          PERSON
           WITH          -----------------------------------------------------
                              7      SOLE DISPOSITIVE POWER
                                     33,268,939

                          -----------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                     0

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   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      33,268,939

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   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

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   11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      60.6%, based upon 48,610,111 shares outstanding at 12/31/96.

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   12 TYPE OF REPORTING PERSON
      IN
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ITEM 1(a)         NAME OF ISSUER:

                  FORTE COMPUTER EASY, INC.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1350 Albert Street
                  Youngstown, Ohio 44505

ITEM 2(a)         NAME OF PERSON FILING:

                  Frank J. Amedia

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1350 Albert Street
                  Youngstown, Ohio 44505

ITEM 2(c)         CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

ITEM 2(e)         CUSIP NUMBER:

                  205072 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) / / Broker or Dealer registered under Section 15 of the
                          Act

                  (b) / / Bank as defined in Section 3(a)(6) of the Act

                  (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) / / Investment Company registered under Section 8 of the
                          Investment Company Act

                  (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                  (g) / / Parent Holding Company, in accordance with Section
                          240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)

                  (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)
                          (H)

                                Page 3 of 6 Pages
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ITEM 4.  OWNERSHIP.

         The following represents information as of December 31, 1996:

         (a)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 1996, Mr. Amedia beneficially owned 33,268,939 shares of common stock of the Company, consisting of 27,288,077 shares of common stock, 4,262,440 shares of common stock issuable upon exercise of stock options and 2,042,745 shares of common stock issuable to Mr. Amedia in connection with Forte Computer, Easy, Inc.'s acquisition of Mr. Amedia's stock in Forte, Inc. in June 1994.

         (b)      PERCENT OF CLASS:

                  As of December 31, 1996, Mr. Amedia beneficially owned 58.7% of the Company's common stock.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote

                           0

                  (ii)     shared power to vote or to direct the vote

                           33,268,939

                  (iii)    sole power to dispose or to direct the disposition of

                           33,268,939

                  (iv) shared power to dispose or to direct the disposition of

                           0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

                               Page 4 of 6 Pages
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.



ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         The granting of a proxy by Mr. Amedia to AAP Holdings, Inc., as described below, may cause Mr. Amedia and AAP Holdings, Inc. to constitute a "group" within the meaning of Rule 13d-5(b)(1). Mr.
         Amedia expressly disclaims any ownership, beneficial or otherwise, of any securities of Forte Computer Easy, Inc. owned by AAP Holdings, Inc. The filing of this Schedule 13G shall not be construed as an admission that Mr. Amedia is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of Forte Computer Easy, Inc. owned by AAP Holdings, Inc.

         The irrevocable proxy granted by Mr. Amedia to AAP Holdings, Inc. (the "Amedia Proxy"), which expires on December 31, 1997, grants AAP Holdings, Inc. the right to vote all shares of Forte Computer Easy, Inc. common stock held by Mr. Amedia in favor of:

         (A) A reincorporation of Forte Computer Easy, Inc. in Delaware pursuant to a change of domicile merger, in which the following terms, among others, would apply:

                  (1) The surviving corporation would be a Delaware corporation;

                  (2) The Certificate of Incorporation and Bylaws of the new Delaware corporation would be the Certificate of Incorporation and Bylaws of the surviving corporation;

                  (3) The directors and officers of Forte Computer Easy, Inc. would be the directors and officers of the surviving corporation;

                  (4) The authorized capital of the surviving corporation would consist of 50 million shares of common stock and 20 million shares of preferred stock, with preferred stock issuable in series as designated by the board of directors;

                  (5) Each outstanding share of common stock of Forte Computer Easy, Inc. would be converted into one-tenth (1/10th) of a share of common stock of the surviving corporation; and

                  (6) The name of the surviving corporation would be "American Architectural Products Corporation."

         (B) Any matters submitted to the stockholders of Forte Computer Easy, Inc. relating to the repayment of amounts owing by AAP Holdings, Inc. to MascoTech, Inc. under certain Promissory Notes dated August 29, 1996 in the original aggregate principal amount of

                                Page 5 of 6 Pages
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         $8,000,000 (the "MascoTech Promissory Notes") in accordance with the terms of the MascoTech Promissory Notes as in effect on October 25, 1996; and

         (C) As determined by AAP Holdings, Inc. in its sole discretion, as to any matters submitted to a vote of the stockholders of Forte Computer Easy, Inc. as to which the shares of Series A Preferred Stock are not permitted to vote in accordance with their terms but would have been permitted to vote had such shares of Series A Preferred Stock been converted into Forte Computer Easy, Inc. common stock in accordance with their terms prior to the record date for such vote.



ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.



ITEM 10.          CERTIFICATION

                  Not applicable.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            2/13/97
                                            -----------------------------------
                                            Date


                                            /s/ Frank J. Amedia
                                            -----------------------------------
                                            Signature


                                            Frank J. Amedia
                                            -----------------------------------
                                            Name/Title

                                Page 6 of 6 Pages